Exhibit 99.1

DeFi-as-a-Service, Lending-as-a-Service and the Bank-Issued Rails

NEW YORK CITY, NY / ACCESS Newswire / September 18, 2026 / Black Titan Corporation (NASDAQ:BTTC)

1. Compound Launches Institutional Market, Marking a Pivot from Protocol to Service Provider (DaaS). On 8 September, the Compound Foundation activated a dedicated USDC “Institutional Market” on Compound v3, the first product funded under the USD 52 million institutional program approved by COMP holders in May. The market accepts only four collateral assets - ETH (87% LTV), wstETH (85%), WBTC and cbBTC (81%) - with USD 10 million borrowing caps per asset, liquidation factors of 86-93% and penalties of 5-10%. The narrow collateral list is the point: by pricing only liquid, blue-chip collateral rather than a long tail of tokens, Compound is offering loan-to-value terms at the top of its own market range, paired with a dedicated onboarding and support contact for institutional participants.

2. Day-One Oversubscription Validates the Institutional DeFi Demand Thesis. Compound reported the market was oversubscribed at launch, naming DeFi Saver, K3, KPK and Yearn among participating firms; no aggregate figure was disclosed. A supplier incentive program will distribute up to 200,000 USDC pro-rata over three months, subject to a 100,000 USDC minimum ticket and a USD 20 million eligible-deposit cap. Protocol TVL stood at USD 1.53 billion with USD 638 million borrowed (up 23% over 30 days), while COMP appreciated approximately 9% over the week to USD 20.88. We note a governance caveat: the market operates under a multisig structure that Compound governance cannot currently revoke, an arrangement the Governance Working Group describes as transitional pending the market’s research phase.

3. Coinbase Extends Morpho-Powered USDC Lending to Brazil, Scaling the Embedded-Credit Model (LaaS). On 9 September, Coinbase announced the rollout of its DeFi Earn product to eligible Brazilian customers, routing USDC deposits through the Coinbase app into an audited Morpho vault curated by Steakhouse Financial. The product carries no lock-up, with returns set by on-chain borrow demand rather than a fixed platform rate; recent yields have reached up to 7.4% APY, and the offering has accumulated nearly USD 500 million in total supply since its September 2025 US debut. The Brazil launch extends the “Lending-as-a-Service” template - exchange distribution, protocol infrastructure, third-party curation - into Latin America’s largest retail crypto market, and forms part of Coinbase’s broader “Everything Exchange” strategy.

4. Late-Prior-Week Context: APX Lending Adds Revolving Credit to Its LaaS Stack. On 3 September, APX Lending - Canada’s first regulated digital-asset-backed lender - launched a five-year revolving Line of Credit collateralised by Bitcoin, Ethereum, or both in combination, at up to 60% LTV, with annual rates of 10.49-11.99% tiered by balance, no origination, prepayment or liquidation fees, and up to USD 250 million of insurance coverage on collateral held in segregated BitGo Trust cold storage. The facility completes a product suite spanning fixed-term lending, revolving credit and white-label Lending-as-a-Service, underscoring how regulated CeFi credit infrastructure is converging on the same embedded-distribution model as its DeFi counterparts.

5. U.S. Bank Executes Live Cross-Border Payment with Proprietary USBDC Stablecoin on Stellar (Neo Bank / Digital Banking). On 9 September, U.S. Bank - the fifth-largest US commercial bank - announced the completion of a live pilot transaction using USBDC, its proprietary dollar-backed stablecoin, to move value between its North American and European entities over the public Stellar blockchain. The pilot validated the full token lifecycle - minting, payment redemption, freezing and clawback - on the bank’s internally developed Digital Asset Platform while remaining integrated with core finance, risk and compliance systems. Management flagged cross-border treasury operations, liquidity management and collateral mobility as target use cases. Notably, the bank opted for public-chain issuance and its own rails rather than joining consortia, a strategic divergence from the permissioned-ledger orthodoxy of prior bank pilots.

6. Qivalis Confirms Public Ethereum Issuance for Its Bank-Consortium Euro Stablecoin. On 8 September, Qivalis - the Amsterdam-based consortium now spanning 37 banks across 15 European countries, including ING, BNP Paribas, UniCredit, BBVA and CaixaBank - confirmed that its MiCA-compliant, 1:1 euro-backed stablecoin will be issued on the public Ethereum blockchain rather than a permissioned bank network. Reserves are structured with at least 40% in bank deposits across member institutions, the remainder in high-quality liquid eurozone sovereign assets. Issuance remains contingent on the consortium’s Electronic Money Institution licence, still pending before De Nederlandsche Bank, with commercial launch targeted for H2 2026. The decision places European bank-issued digital money directly inside the ecosystem where stablecoin and DeFi liquidity already resides.

7. On-Chain RWA Value Reaches USD 39.2 Billion as Holder Growth Outpaces Value Growth (Web3 / RWA). RWA.xyz data as of 8 September showed approximately USD 39.2 billion in distributed on-chain real-world asset value (ex-stablecoins), up from roughly USD 12 billion in mid-2025, with tokenised US Treasuries at approximately USD 15.9 billion and tokenised credit at approximately USD 8 billion. Total RWA holders surpassed 3.6 million, up more than 100% in 30 days - participation is broadening materially faster than deployed value, a two-speed dynamic that frames liquidity, rather than issuance, as the sector’s binding constraint. A further ~USD 387 billion of “represented” value uses blockchain primarily as a recordkeeping layer, a distinction allocators should insist on when evaluating platform AUM claims.

8. Tokenised Equities Extend Momentum; Settlement and Register Infrastructure Advances on Both Sides of the Atlantic. Tokenised stocks reached approximately USD 3.1 billion in on-chain market capitalisation in early September - roughly triple year-to-date - with Robinhood and Binance each exceeding 820,000 holders. During the week, the ECB’s Pontes DLT settlement bridge remained confirmed for a 21 September go-live, with Clearstream conducting end-to-end tests ahead of launch, while DTCC’s tokenisation service - live in production since July with BlackRock, Goldman Sachs, JPMorgan and 25+ firms - continues its countdown to a broader October launch covering Russell 1000 constituents, major index ETFs and US Treasuries. Separately, Binance founder CZ’s 8 September prediction that IPOs will migrate on-chain drew attention to primary issuance as the next frontier, though we regard the register, settlement-finality and investor-protection stack as the gating factor rather than token issuance itself.

9. Stablecoin and Payments Plumbing Broadens Across the Distribution Layer. The week produced a dense cluster of infrastructure items: Circle entered a definitive agreement to acquire Singapore-based B2B cross-border payments firm Tazapay (9 September); Tetra Digital Group and Berkeley Payment Solutions partnered to integrate the CADD Canadian-dollar stablecoin into payment infrastructure serving over 500 institutional clients (10 September); Modern Treasury launched non-custodial stablecoin wallets for platforms and end-users; Nacha’s Payments Innovation Alliance formed a Next-Gen Currency Project Team focused on stablecoins and tokenised deposits; and Wirex added the Tempo network for enterprise stablecoin card programmes (all 10 September). Individually modest, collectively these items evidence the build-out of compliance-grade connective tissue between bank, fintech and on-chain rails.

Market Interpretation

This week’s developments cohere around a single structural theme: the migration of digital-asset finance from product experimentation to distribution-embedded infrastructure. Compound’s Institutional Market is best read as DeFi’s transition from a rate-taker to a service provider - defined collateral parameters, white-glove onboarding, and incentive programs sized for institutional tickets represent a deliberate bid to compete with Aave and Morpho on capital efficiency and service rather than headline yield. The day-one oversubscription suggests latent institutional demand for on-chain credit lines against blue-chip collateral, though the interim multisig control structure warrants monitoring from a governance-risk perspective.

On the lending side, the Coinbase-Morpho Brazil expansion and APX’s revolving facility are two expressions of the same “as-a-service” economics: credit infrastructure is increasingly manufactured by specialist providers (protocols or regulated lenders) and distributed through platforms that own the customer relationship. This unbundling - origination, custody, curation and distribution handled by distinct, auditable counterparties - is becoming the dominant architecture for embedded digital-asset credit, and it compresses the strategic value of building lending stacks in-house.

The digital-banking complex delivered the week’s most consequential signals. U.S. Bank’s USBDC pilot and Qivalis’s public-Ethereum decision mark a decisive shift: regulated banks are no longer defaulting to private ledgers, but are issuing directly onto public chains while exporting bank-grade controls (freeze, clawback, compliance integration) on-chain. The strategic logic is defensive as much as offensive - dollar stablecoins exceed 95% of the market, and European bank consortia explicitly frame their tokens as monetary-sovereignty instruments. We expect competitive tension between single-bank proprietary coins (USBDC), consortium models (Qivalis) and incumbent issuers (Circle, Tether) to intensify into year-end.

Finally, the RWA data (USD 39.2 billion distributed value; holders up >100% in 30 days) confirm adoption is broadening, but the mint-and-redeem character of most tokenised Treasuries and credit means secondary liquidity remains the unsolved problem. The register-and-settlement layer - SEC transfer-agent modernisation, ECB Pontes, DTCC’s October expansion - is where structural value accrues, and it advanced further this week than any product launch.

Outlook

Into the coming weeks, we flag the following catalysts and risk events: (i) the FOMC decision on 16 September, the dominant macro risk for digital-asset credit spreads and leverage demand - August’s ~33% rally in AAVE and this week’s post-correction stabilisation around USD 137 leave lending tokens sensitive to rates volatility; (ii) ECB Pontes go-live on 21 September, the first central-bank-money cash leg for European tokenised settlement; (iii) DTCC’s broader tokenisation launch in October, expanding participant access beyond the current ~1,000-security scope; (iv) Qivalis’s EMI licence determination from De Nederlandsche Bank, the binary gate to its H2 2026 euro stablecoin launch; (v) the European Commission’s MiCA review consultation closing 30 September, with implications for tokenised assets currently outside the framework; and (vi) Sibos (28 September-1 October, Miami), where tokenisation and ISO 20022 interoperability dominate the agenda. We maintain a constructive medium-term view on the “as-a-service” infrastructure layer - DaaS, LaaS and bank-issued rails - while remaining selective on headline token exposure given elevated LTV structures and unresolved governance arrangements in newer institutional markets.

About Black Titan Corp (NASDAQ:BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin
Co-Chief Executive Officer
contact-us@blacktitancorp.com

SOURCE: Black Titan Corp